EXHIBIT 12
RATIO OF EARNINGS TO FIXED CHARGES
There were insufficient earnings available to cover fixed charges for 2006, 2005, 2004, 2003 and 2002. As a result, the ratio of earnings to fixed charges was less than 1.0 for these periods. The deficiencies of earnings to fixed charges for these periods are indicated in the following table.
MGI Pharma, Inc.
Ratio of Earning to Fixed Charges

			Year Ended December 31,
(in thousands)	2006	2005	2004	2003	2002
Ratio of Earnings to Fixed Charges	N/A	N/A	N/A	N/A	N/A
Deficiency of Earnings to Fixed Charges	$(43,208)	$(134,773)	$(85,383)	$(61,908)	$(36,064)

Calculation
Earnings
Loss before income taxes	$(39,327)	$(131,987)	$(85,383)	$(61,908)	$(36,064)

Add
Adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	(3,881)	(2,786)	—	—	—
Fixed Charges	9,619	8,375	6,569	1,476	485
Distributed income of equity investees	—	—	—	—	—
MGI’s share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—

Subtract
Interest capitalized	—	—	—	—	—
Preference security dividend requirements of	—	—	—	—	—
Minority interest in pre-tax income of	—	—	—	—	—

Total loss, as adjusted	$(33,589)	$(126,398)	$(78,814)	$(60,432)	$(35,579)

Fixed Charges
Interest expensed	$7,685	$7,264	$5,989	$998	$83
Interest capitalized	—	—	—	—	—
Amortized premiums, discounts and capitalized expenses related to indebtedness	—	—	—	—	—

Assumed interest element within rent expense	1,934	1,111	580	478	402

Preference Security Dividend Requirements	—	—	—	—	—

Total Fixed Charges	$9,619	$8,375	$6,569	$1,476	$485